EXHIBIT 7.3

MEMORANDUM OF UNDERSTANDING

By and between:

LAURO QUARANTOTTO S.P.A.	lauro quarantotto@legalmail.it
MANDARIN CAPITAL PARTNERS SECONDARY SCA	mandarinadvisory@legalmail.it
IDEA CAPITAL FUNDS SGR S.P.A.	ideasgr@legalmail.it
PRIVATE EQUITY PARTNERS S.G.R. S.P.A.	privateequitypartners@legalmail.it
PRIVATE EQUITY PARTNERS S.P.A.	privateequitypartners@legalmail.it
PAOLA POLI	fax: +39 02 86998148
fax: +39 02 76009628
GIASONE S.R.L.	claudio.cafaro@odcec.mb.legalmail.it
GUIVA ITALIA S.R.L.	guivaitaliasrl@legalmail.it
IMMOBILIARE BEMA S.R.L.	imm.bema@legalmail.it
GUIDO PURICELLI	fax: +39 02 29005675

in their capacity as owners of 100% of the share capital of Lauro Cinquantasette S.p.A., with registered office in Milan (Italy), Via del Lauro, n° 7 (herebelow, the “Shareholders”).

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1.          Purpose of this Memorandum of Understanding

This memorandum of understanding (the “Memorandum”) summarises certain amendments to the shareholders agreement concerning Lauro Cinquantasette S.p.A., with registered office in Milan (Italy), Via del Lauro, n° 7, registered with the Companies’ Register of Milan (Italy), registration number and tax code 04849340965 (“Lauro 57” or the “Company”) entered into on 8 July 2015 between the Shareholders (the “Shareholders’ Agreement”). Such amendments to the Shareholders’ Agreement will be executed by the Shareholders subject to the completion of the sale of the entire share capital of Euticals S.p.A. (“Euticals”) by Lauro 57 to AMRI – Albany Molecular Research, Inc., a listed company incorporated under the Laws of Delaware (USA) (“AMRI”). Such sale is expected to be completed in exchange for a consideration (the “Euticals Consideration”) consisting of a cash amount and of a number of AMRI’s shares (the “AMRI’s Shares”) and at the other terms and conditions set forth under the share sale and purchase agreement entered into in Boston (USA) (the “SPA”).

In this Memorandum, all the terms with capital letters shall have the same meaning attributed to them in the Shareholders’ Agreement.

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2.          Amendments to the Shareholders’ Agreement

A.	Shares’ transfer regime of Lauro 57

The shares’ transfer regime of Lauro 57 will remain unchanged with respect to the shares’ transfer regime provided for by Article 3 of the Shareholders’ Agreement (having deleted exclusively the indirect tag/drag-along and the indirect right of first refusal provisions which are applicable in the event of a sale of the shares of Euticals, a company which will not be owned by Lauro 57 anymore).

B.	Composition and ordinary resolutions of the Board of Directors of Lauro 57

The Board of Directors of Lauro 57 will be composed of 3 (three) directors, out of which 1 (one) will be designated by Lauro Quarantotto, 1 (one) will be designated by Mandarin and 1 (one) will be jointly designated by the remaining Shareholders (which will designate their lawyer, Mr. Alberto Nanni).

The Chairman of the Board of Directors of Lauro 57 will be designated by Lauro Quarantotto.

With the sole exception indicated under point C herebelow, all the resolutions of the Board of Directors of the Company will be adopted with the attendance and the favourable vote of both the 2 (two) directors designated by Lauro Quarantotto and Mandarin.

C.	Resolutions of the Board of Directorts of Lauro 57 to be adopted with an unanimous vote

All the resolutions of the Board of Directors of Lauro 57 in the following two matters will be adopted with the attendance and the favourable vote of all the directors in office: (i) granting of waivers or execution of settlement agreements pursuant to the SPA and (ii) performance or assignment of the promissory notes (vendor loan) provided for by the SPA.

D.	Designation by Lauro 57 of one director of AMRI

The Board of Directors of Lauro 57, with the voting majority indicated under point B above, will designate one member of the Board of Directors of AMRI, in compliance with the provisions of the shareholders’ agreement entered into by the Company and AMRI simultaneously with the completion of the sale of Euticals (it being understood that such director will be selected among professionals trusted by Lauro Quarantotto and Mandarin).

It is also understood that, following the possible transfer of the AMRI’s Shares by Lauro 57 to its Shareholders set forth under point I herebelow, the right to designate such director of AMRI will be attributed to Clessidra (i.e. Lauro Quarantotto) and Mandarin.

E.	Abolition of the office of Chief Executive Officer of Lauro 57 and of the Strategic Committee

Considering the sale of Euticals and the connected simplification of the corporate governance of Lauro 57, the office of Chief Executive Officer and the Strategic Committee of Lauro 57 will be cancelled. Management powers of ordinary administration will be granted to the Chairman of the Board of Directors of Lauro 57.

F.	Further simplification of the Shareholders’ Agreement

Considering the sale of Euticals, the following provisions of the Shareholders’ Agreement will be deleted: (i) all the paragraphs concerning the IPO, the Sale and the Merger of Euticals, as well as the provisions set forth under Paragraph 3.9 and (ii) any reference contained in the Shareholders’ Agreement to the corporate governance and to the shares’ transfer regime of Euticals and of the company resulting from the Euticals Merger.

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G.	Sale of the AMRI’s Shares

Once expired the lock-up period applicable to the shares of AMRI provided for by the shareholders’ agreement entered into by Lauro 57 and AMRI simultaneously with the completion of the sale of Euticals, the Board of Directors of the Company will resolve (with the voting majorities indicated under point B above) the sale (in whole or by tranches) of the AMRI’s Shares at the best market terms and conditions, with the purpose of maximizing the value of such shares for the Company and its Shareholders. The Board of Directors of Lauro 57 will delegate to its Chairman the power to perform and implement such board resolution(s) regarding the sale(s) of the AMRI’s Shares, it being however understood that the relevant costs and expenses will be entirely borne by the Company. In any event, any resolution of the Board of Directors of Lauro 57 to sell the AMRI’s Shares for a consideration lower than $ 14 per share will require the previous authorization of the shareholders’ meeting of Lauro 57 to be resolved with the favourable vote of more than 70% of the share capital of Lauro 57.

The cash consideration(s) paid to Lauro 57 for the above mentioned sale(s) will be distributed, without delay and pro-rata, to the Shareholders, net of the relevant costs and expenses borne by the Company and in compliance with any applicable provision of law.

H.	Further distributions to the Shareholders

Will be also distributed, without delay and pro-rata, to the Shareholders (net of the relevant costs and expenses borne by the Company and in compliance with any applicable provision of law) the portion of the cash amount of the Euticals Consideration which will not be deposited in escrow pursuant to the SPA and which will be therefore actually paid to Lauro 57 simultaneously with the sale of Euticals, the portion of the above-mentioned SPA’s escrow which will be released from time to time in favour of the Company (if any) and any further cash amount paid to Lauro 57 pursuant to the SPA and its ancillary agreements.

I.	Transfer to the Shareholders of the AMRI’s Shares owned by Lauro 57

Unless otherwise agreed in writing, after 30 (thirty) months following the completion of the sale of Euticals to AMRI pursuant to the SPA, the Shareholders of Lauro 57 will cause the Company to transfer to the same Shareholders without delay the portion of the AMRI’s Shares still unsold at that date, with technical modalities to be agreed in good faith, including, without limitation, a partial demerger of Lauro 57, the partial withdrawal of the Shareholders from the Company or the distribution of a dividend in kind to the same Shareholders.

L.	Duration of the Shareholders’ AGreement	The expiration date of the Shareholders’ Agreement will be postponed to the 5th (fifth) anniversary of the completion date of the sale of Euticals to AMRI pursuant to the SPA.
M.	By-Laws of Lauro 57	All the amendments to the Shareholders’ Agreement provided for by this Memorandum will be mirrored in the By-Laws of Lauro 57 to the extent allowed by applicable provisions of law.

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3.          Obligation to negotiate and execute the amendments to the Shareholders’ Agreement

The Shareholders hereby declare to share the above-mentioned amendments to the Shareholders’ Agreement which will be mirrored in a final and detailed amended draft of the Shareholders’ Agreement to be prepared by Mr. Alberto Nanni. The Shareholders hereby undertake to negotiate in good faith such draft amended Shareholders’ Agreement in order to execute the same possibly by 31st July 2016 and in any event no later than 15 September 2016.

It is however understood that the provisions under point H above are immediately effective and binding between the Shareholders from the date of the execution of this Memorandum.

It is also understood that, until the execution of the above-mentioned amendments to the Shareholders’ Agreement, the latter will remain in full force and effect between the relevant parties in its current text, as integrated with the provisions set forth under point H of this Memorandum.

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4.          Dispute resolution

Any dispute concerning the validity, effectiveness or performance of this Memorandum will be submitted to the exclusive jurisdiction of the Court of Milan (Italy).

Milan (Italy), 4 July 2016

LAURO QUARANTOTTO S.P.A.

MANDARIN CAPITAL PARTNERS SECONDARY SCA

IDEA CAPITAL FUNDS SGR S.P.A.

PRIVATE EQUITY PARTNERS S.G.R. S.P.A.

PRIVATE EQUITY PARTNERS S.P.A.

PAOLA POLI

GIASONE S.R.L.

GUIVA ITALIA S.R.L.

IMMOBILIARE BEMA S.R.L.

GUIDO PURICELLI

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